Exhibit 99.6
THE FOLLOWING PROXY CARD RELATES TO THE ANNUAL GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF AMERICAN DEPOSITORY RECEIPTS OF WNS (HOLDINGS) LIMITED PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.
WNS (HOLDINGS) LIMITED
Annual General Meeting of Shareholders

Resolutions presented for consideration at the Annual General Meeting of Shareholders on Tuesday, September 13, 2011	Vote

	FOR	AGAINST	ABSTAIN
1 Annual audited accounts
2 Re-appointment of Grant Thornton, India as the auditors of the Company
3 Auditors’ remuneration
4 Re-election of Mr. Keshav R. Murugesh as a Director of the Company
5 Re-election of Mr. Albert Aboody as a Director of the Company
6 Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2012

7 Subject to the consent of the Jersey Financial Services Commission being given, increase in the ordinary shares/American Depositary Shares (“ADSs”) available for grant under the Company’s Amended and Restated 2006 Incentive Award Plan by 2.2 million ordinary shares/ADSs and adoption of the Company’s Second Amended and Restated 2006 Incentive Award Plan substantially in the form set out in Appendix A to the accompanying Proxy Statement to reflect such increase

(Signature)